Exhibit 4(c)2

Translation for information purposes

[Letter-head of Moët Hennessy]

EMPLOYMENT AGREEMENT

BETWEEN

Moët Hennessy SA, 30 avenue Hoche, 75008 Paris,

on the one hand,

AND,

Mr. Nicolas Bazire, 44 avenue Montaigne, 75008 Paris,

on the other hand.

THE PARTIES HAVE AGREED AS FOLLOWS:

Article 1 – Position – Salary – Effective date

The beneficiary of this agreement is hired as Manager – Project manager (Directeur – Chargé de mission). The effective date of his employment shall be July 1, 2000. The annual fixed compensation of the beneficiary of this agreement is equal to 4,000,000 Francs per year.

Article 2 – Employment location

The beneficiary of this agreement shall be based in Paris.

Article 3 – Travel

In light of his position, the beneficiary of this agreement shall have to travel for short or long time-periods within France or abroad. He shall be indemnified in accordance with the rules applicable within the Company.

Article 4 – General terms of employment

This agreement is entered into for an indefinite time-period. No trial period is applicable. The notice period shall be equal to 6 months.

The general terms of this agreement are those of the Collective Bargaining Agreement applicable to the employees of the Champagne industry.

The beneficiary undertakes to dedicate his entire time and efforts to the business of the Company. Upon the effective date of his employment, he undertakes neither to accept during the term of this agreement any other employment, whether for compensation or not, nor to take any interest in any other business without the prior and written consent of the General Management of the Group (Direction Générale du Groupe).

Article 5 – Non-compete

Upon termination of this agreement, whatever its cause, the beneficiary shall refrain from carrying in Europe or in the United States, any activity which may compete with the activities of the LVMH Group, for a twelve-month period from the end of the notice period, even if not required to work during such notice period.

In consideration therefor, the beneficiary shall receive from the effective date of termination of this agreement until the end of the non-compete period, a monthly indemnification equal to his monthly compensation as of the termination date of this agreement plus one twelfth of the last bonus received by him.

The company may nevertheless relieve the beneficiary from his non-compete obligation and, thereby, be relieved from its obligation to pay the indemnification to be paid in consideration therefor, at any time within one month following termination of this agreement.

Such indemnification shall not be paid if the beneficiary carries on an activity, whether for compensation or not, in a non-competing field, during the term of this clause.

Any breach of this non-compete clause by the beneficiary shall make him automatically liable for a monthly fixed penalty equal to twice the amount of the total indemnification mentioned above.

Article 6 – Non-solicitation

If this agreement is terminated, for whatever reason, the beneficiary shall refrain for a two-year period from recruiting or favoring the recruitment, whether directly or indirectly, of an employee of the Company, or of a former employee who left the Company less than two years before that date.

Article 7 – Confidentiality

The beneficiary agrees to keep confidential, whether during the term of his employment or thereafter, any information he might have obtained as a result of his position.

This includes in particular any information relating to the strategies of the Company, its structure, its organization, as well as any financial, tax or legal information. Any exception to this confidentiality obligation is subject to the prior and written approval of the Company.

An original copy of this agreement shall be returned after signature and addition of the mention “read and approved”.

Read and approved
[Signature of Nicolas Bazire]
30 June 2000	[Signature of Concetta Lanciaux]
Concetta Lanciaux
Head of the Human Resources
Department